FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated June 7, 2013

2           Translation of letter to the Buenos Aires Stock Exchange dated June 7, 2013

3           Translation of letter to the Buenos Aires Stock Exchange dated June 7, 2013

Item 1

TRANSLATION

Autonomous City of Buenos Aires, June 7, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Relevant Fact. Compliance with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules, to inform you that the Board of Directors of the Company, in its meeting on June 6, 2013, resolved to approve the terms and conditions for the acquisition by the Company of the Company’s shares up to an amount of Ps.120,000,000 (one hundred twenty million pesos), in accordance with Article 64 of Law 26,831 and the rules of the CNV.

The terms and conditions approved by the Board of Directors for the acquisition of YPF shares are as follows:

1.	Goal: To grant share compensation plans.
2.	Maximum investment amount: Up to Ps.120,000,000.
3.
Maximum quantity of shares subject to acquisition:  The quantity of ordinary Class D shares of the Company with par value of ten pesos (Ps.10) and entitled to 1 (one) vote each to be acquired shall depend on the price paid to acquire the shares on the market, so long as such quantity never exceeds 10% of the capital of the Company, in accordance with applicable law.

4.
Daily limit for acquisitions in the market: In accordance with regulation, the daily limit for acquisitions in the market is up to 25% of the average daily trading volume for the stock in the markets on which it is listed for the preceding 90 business days.

5.	Purchase price for the shares: Up to a maximum of Ps.140 per share on the Buenos Aires Stock Exchange and $16 on the New York Stock Exchange.
6.
Term in which the acquisitions will be completed: Within 90 calendar days starting from the working day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension of the term, of which the investing public will be notified in such publication.

7.
Source of funds:  The acquisition of shares will be made with the reserve for the purchase of Company shares with amounts to Ps.120 million approved by the General Ordinary and Extraordinary Shareholders’ Meeting of April 30, 2013, at the time of approving the financial statements as of December 31, 2012, it being noted then that the Company had the necessary liquidity to undertake the aforementioned acquisitions without affecing its solvency.

8.	Number of shares in circulation: For informational purposes, on May 28, 2013, the Company had 393,312,793 shares in circulation, all fully paid-in and subscribed.
9.
Internal Communication: The Directors, members of the Supervisory Committee and senior management will be informed that, because the Company has decided to acquire its own shares, they shall not be able to sell Company shares that they own or control directly or indirectly.

It is noted that the General Ordinary and Extraordinary Shareholders’ Meeting on April 30, 2013 resolved to exempt the company from conducting the preemptive rights offering set forth in Article 67 of Law 26,831 at the time at which the Company delivers the shares previously acquired to the personnel in accordance with the Long-Term Compensation Plan.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

Item 2

TRANSLATION

Autonomous City of Buenos Aires, June 7, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Relevant Fact. Compliance with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules, to inform you that the Board of Directors of the Company, in its meeting on June 6, 2013, resolved to approve: (a) the creation of a stock compensation plan for the employees of the Company (the “Plan”); and (b) the conversion of existing long-term plans.

The general characteristics of the Plan are as follows:

Goal: Encourage the alignment of the performance of executives and key technical personnel with the objectives of the Company’s strategic plan and generate a direct link between the creation of value for shareholders and the compensation of executives and key technical personnel.

Scope:  Vice presidents, managers and key technical personnel.

Award:  Based on the performance and potential of the employees.

Frequency of award: Annual.

Requirements and Terms of payment:  Deposit, in shares, in the personal account of the employee after having completed three (3) years’ tenure with the Company.  There is no restriction on the sale or holding by the beneficiary once the shares are granted under the Plan.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

Item 3
TRANSLATION

Autonomous City of Buenos Aires, June 7, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Relevant Fact. Compliance with Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that in connection with the civil action titled “New Jersey Department of Environmental Protection, et al. v. Occidental Chemical Corporation, et. al,” before the New Jersey Superior Court - Essex County, YPF S.A. (“YPF” or the “Company”) approved, in the meeting of its Board of Directors on June 6, 2013, the authority to enter into a settlement agreement (the “Agreement”).

The proposed settlement in the Agreement - which does not stipulate as to matters of fact or law and the goal of which is exclusively to settle all claims - is subject to a process of approval, publication, public comment and certification by the presiding court.

In accordance with the terms of the Agreement, the State of New Jersey would agree to release certain claims related to environmental liabilities within a geographic area bounded by the Passaic River in New Jersey, USA, initiated against YPF and certain of its subsidiaries.

The Agreement also provides for a maximum aggregate penalty of up to $400 million if YPF and other participants in the action are found liable in the litigation.  As consideration, YPF will make a cash payment of $65 million when the Agreement is certified.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 10, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer